[Company Letterhead]

January 11, 2007

VIA EDGAR SUBMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: H. Christopher Owings

Scott Anderegg

Re:	Burlington Coat Factory Investments Holdings, Inc.
Registration Statement on Form S-4
Filed October 10, 2006
Amended as of December 5, 2006 and December 29, 2006
Amendment No. 3
Filed January 11, 2007
File No. 333-137917

Burlington Coat Factory Warehouse Corporation and co-registrants
Registration Statement on Form S-4
Filed on October 10, 2006
Amended as of December 5, 2006 and December 29, 2006
Amendment No. 3
Filed January 11, 2007
File No. 333-137916

Ladies and Gentlemen:

On behalf of Burlington Coat Factory Investments Holdings, Inc. and Burlington Coat Factory Warehouse Corporation and co-registrants (collectively, the “Company”) and in response to the letter (the “Comment Letter”) dated January 9, 2007 from the staff (the “Staff”) of the Securities and Exchange Commission to Paul C. Tang, Esq., the Company’s General Counsel, please find the Company’s responses to the Comment Letter.

The numbered paragraphs below set forth the Comment Letter together with the Company’s responses and correspond to the numbered paragraphs in the Comment Letter. Page references in the Company’s responses are references to the page numbers in the Company’s Amendment No. 3 to Registration Statement on Form S-4 (the “registration statement”) filed with the Commission on January 11, 2007.

Registration Statement on Form S-4 File No. 333-137917

Security Ownership of Certain Beneficial Owners and Management, page 82

1.	Staff Comments: We note your response to comment 3 in our letter dated November 8, 2006 and we reissue that comment.

Response: The Company has revised the disclosure on page 82 pursuant to the Staff’s comment.

Registration Statement on Form S-4 File No. 333-137916

2.	Staff Comments: Please revise to comply, as applicable, with our comment above.

Response: The Company has revised Registration Statement on S-4, File No. 333-137916, as applicable, in response to the foregoing comments.

The Company hopes that the foregoing has been responsive to the Staff’s comments.

If you have any questions related to this letter, please contact Joshua N. Korff of Kirkland & Ellis LLP at (212) 446-4943. Please send any further comments via facsimile to Mr. Korff at (212) 446-3900.

Sincerely,

/s/ Paul C. Tang

Paul C. Tang, Esq.

General Counsel

cc:	Melanie S. Grant, Esq.
Joshua N. Korff, Esq.